JOHN HANCOCK ASSET BACKED SECURITIES FUND

CLASS I SHARES

DISTRIBUTION PLAN PURSUANT TO RULE 12b-1

October 9, 2024

WHEREAS, John Hancock Asset Backed Securities Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), and offers for public sale shares of beneficial interest (the “Shares”);

WHEREAS, the Fund will rely on an exemptive order issued by the Securities and Exchange Commission to issue multiple classes of Shares (the “Exemptive Order”);

WHEREAS, the Shares are divided into one or more classes, one of which is designated Class I Shares;

WHEREAS, the Fund desires to adopt a plan pursuant to Rule 12b-1 under the 1940 Act for the Class I Shares, and the Board of Trustees of the Fund (the “Board,” and each member thereof, a “Trustee”) has determined that there is a reasonable likelihood that adoption of said plan will benefit the Class I Shares and their shareholders; and

WHEREAS, the Fund has entered into a distribution agreement with John Hancock Investment Management Distributors LLC (the “Distributor”) pursuant to which the Distributor has agreed to serve as distributor of the Class I Shares of the Fund;

NOW, THEREFORE, the Fund, with respect to the Class I Shares, hereby adopts this Distribution Plan pursuant to Rule 12b-1 (“Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1. Class I Shares shall not pay to the Distributor any fee for providing distribution or shareholder services to Class I shareholders. However, this shall not prohibit the Fund from paying certain other compensation to the Distributor for providing other services.

2. Expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by a vote of a majority of the Trustees.

3. The Fund pays, and will continue to pay, a management fee to John Hancock Investment Management LLC (“JHIM”) pursuant to an investment management agreement between the Fund and JHIM. It is recognized that JHIM may use its management fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Class I Shares. To the extent that the indirect payment of management or other fees by the Fund to JHIM should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class I Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

4. Effective Date. After approval by votes of a majority of both (a) the Board and (b) those Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting or meetings duly called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the implementation of the Plan have reached the conclusion required by Rule 12b-1(e) under the 1940 Act, this Plan will become effective upon the later of the Fund’s receipt of the Exemptive Order or the commencement of the Fund’s public offering.

5. This Plan shall continue in effect for successive periods of one (1) year from its execution for so long as such continuance is specifically approved at least annually together with any related agreements, by votes of a majority of both (a) the Board and (b) the Rule 12b-1 Trustees cast in person at a meeting or meetings duly called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the continuation of the Plan have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

6. Any person authorized to direct the disposition of monies paid or payable, if any, by the Fund pursuant to this Plan or any related agreement shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

7. This Plan may be terminated without penalty at any time (a) by the vote of a majority of the Board, including a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the Fund’s outstanding Class I Shares, or (b) upon sixty (60) days’ written notice to the Distributor. The Distributor may terminate the Plan without penalty upon sixty (60) days’ written notice to the Fund.

8. This Plan may not be amended to increase materially the amount of fees to be paid by the Fund hereunder unless such amendment is approved by a vote of a majority of the outstanding securities (as defined in the 1940 Act) of the Class I Shares of the Fund, and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided in Paragraph 5 hereof for annual approval.

9. While this Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Fund, as defined in the 1940 Act, shall be committed to the discretion of Trustees who are themselves not interested persons.

10. The Fund shall preserve copies of this Plan and any related agreements for a period of not less than six (6) years from the date of expiration of the Plan or agreement, as the case may be, the first two (2) years in an easily accessible place and shall preserve copies of each report made pursuant to Paragraph 6 hereof for a period of not less than six (6) years from the date of such report, the first two (2) years in an easily accessible place.

11. This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the Fund has executed this Plan pursuant to Rule 12b-1 as of the later of the Fund’s receipt of the Exemptive Order or the commencement of the Fund’s public offering.

JOHN HANCOCK ASSET BACKED SECURITIES FUND

By:	/s/ Andrew Arnott
Andrew Arnott
President

Agreed and assented to:

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

By:	/s/ Jeff Nataupsky
Jeff Nataupsky
Chief Financial Officer

Date	October 9, 2024

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